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PARAGON SQUARE INC.

FINANCIAL STATEMENTS

FEBRUARY 07, 2024 TO SEPTEMBER 30, 2024

PARAGON SQUARE INC.

TABLE OF CONTENTS



CORP 1 LLC

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors of:

Paragon Square, Inc.

Report on the financial statements

We have reviewed the accompanying financial statements of Paragon Square, Inc. from February 7, 2024, to September 30, 2024, which comprise the Balance sheets as of September 30, 2024, and the related statements of Income, changes in equity and cash flows for the period then ended, and the related notes to the financial statements.

Management's Responsibilities for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this Includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountants Responsibilities for the Audit of Financial Statements

Our responsibility is to express an opinion on these financial statements based on our review. We conducted the review in accordance with auditing standards generally accepted in the United States of America. Those standards require that we obtain reasonable assurance about whether the financial statements are free from material misstatement.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Paragon Square, Inc. from February 7, 2024, to September 30, 2024, and the results of its operations changes in equity and its cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

Mirel Barcelo, CPA
License No. AC50831

Mirel Barcelo, CPA

PARAGON SQUARE INC.

Balance Sheet   (Unaudited)

As at September 30, 2024

	Notes	2024
ASSETS		
Current Assets:		
Cash & Bank	2	$43.09
Total Current Assets		$43.09
Non Current Assets:		
Intangible Assets		
Startup Cost	3	$31,990.72
Total Non Current Assets		$31,990.72
TOTAL ASSETS		$32,033.81
LIABILITIES AND EQUITY		
Non Current Liabilities:		
Loan from NXP	6	$17,300.00
Loan from Market2 Media Group LLC	7	$16,040.51
Total Non Current Liabilities		$33,340.51
TOTAL LIABILITIES		$33,340.51
Equity:		
Issued Capital	20	5,300.00
Retained Earning		($5,000.00)
Drawings		($1,606.70)
Total Equity		($1,306.70)
TOTAL LIABILITIES AND EQUITY		$32,033.81

The accompanying notes are an integral part of these statements.

PARAGON SQUARE INC.

Statement of Income   (Unaudited)

For the period ended September 30, 2024

	Notes	2024
Revenue		$0.00
Less: Cost of sales		$0.00
Gross Profit		**$0.00**
Expenses		
Startup Cost- amortized	3	$5,000.00
Total Expenses		**$5,000.00**
Net Loss		**($5,000.00)**

The accompanying notes are an integral part of these statements.

PARAGON SQUARE INC.
Statement of Changes in Equity (Unaudited)
For the period ended September 30, 2024

	Notes	Issued Capital	Reserve	Retained Earning	Total Equity
Balance at 1 October 2023		-	-	-	-
Profit / (Loss) for the year		-	-	($5,000.00)	(5,000.00)
Drawings		-	-	($1,606.70)	(1,606.70)
Share issued during the year		5,300.00	-	-	5,300.00
Transfered to reserves		-	-	-	-
Balance at 30 September 2023		5,300.00	-	(6,606.70)	(1,306.70)

The accompanying notes are an integral part of these statements.

PARAGON SQUARE INC.
Statement of Cash Flows (Unaudited)
For the period ended September 30, 2024

	Notes	2024
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss		($5,000.00)
Net Cash Provided by Operating Activities		**($5,000.00)**
CASH FLOWS FROM INVESTING ACTIVITIES		
Startup Cost- Intangible Assets		($31,990.72)
Net cash used for Investing Activities		**($31,990.72)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Loan from NXP	6	$17,300.00
Loan from Market2 Media Group LLC	7	$16,040.51
Increase in Share Capital		$5,300.00
Drawings		($1,606.70)
Net cash used in Financing Activities		**$37,033.81**
Net increase in cash & cash equivalents		$43.09
Cash at beginning of the period		$0.00
Cash at end of the period	2	**$43.09**

The accompanying notes are an integral part of these statements.

PARAGON SQUARE INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD ENDED SEPTEMBER 30, 2024

1. Basis of Presentation

These financial statements have been prepared on an unaudited basis for internal use by Paragon Square Inc. The statements reflect the financial position as of September 30, 2024, and the results of operations and cash flows for the period then ended. The financials have been prepared in accordance with generally accepted accounting principles (GAAP), although they have not been audited or reviewed by an external auditor. As such, adjustments may be required upon final review or audit.

2. Cash at Bank:

Paragon Square Inc. maintains cash in bank accounts with Mercury and NOVO, with a total cash balance of $43.09 as of September 30, 2024. These represent the company's only available liquid assets.

3. Startup Cost:

The company has recognized total startup costs of $36,990.72, which will be amortized over a 15-year period. An amortization expense of $5,000 has been recorded for the current month, with the remaining balance to be amortized over the remaining period.

4. Accounts Receivable:

There were no outstanding receivables as of September 30, 2024. The company had no due invoices from any customers or clients during this period.

5. Furniture & Equipment:

The company did not report any fixed assets, such as furniture or equipment, as of September 30, 2024. This suggests that all equipment and materials used by the company are either leased or expensed as incurred.

6. Loan from NXP Holdings Inc:

As of September 30, 2024, the company had an outstanding balance of $17,300 from an initial $20,000 loan provided by NXP Holdings Inc. This loan was restructured in March 2024 with a settlement agreement and is due by December 30, 2024.

7. Loan from Market2 Media Group LLC:

The company has a long-term loan of $16,040.51 from Market2 Media Group LLC. This represents another source of financing obtained to fund operations, with repayment expected over a longer period.

8. Revenue

No revenue was generated during the period ending September 30, 2024. The company is in an early operational phase or experiencing a period of no sales, which has affected its ability to cover expenses and turn a profit.

PARAGON SQUARE INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD ENDED SEPTEMBER 30, 2024

9. Personal Drawings:

$1,606.70 was expensed as personal drawings, which reflect amounts taken by the owner or shareholders.

10. Basis of Accounting:

The financial statements are prepared using the accrual basis of accounting. This method recognizes revenues when earned and expenses when incurred, regardless of when cash transactions occur.

11. Revenue Recognition:

Revenue is recognized when it is realizable and earned. For service income, this occurs when services are provided to clients, and for other income (such as deposits), when cash is received.

12. Cash and Cash Equivalents:

Cash includes cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

13. Estimates and Judgments:

The preparation of financial statements requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues, and expenses. Actual results may differ from these estimates.

14. Financial Instruments:

Financial instruments, including cash, receivables, and payables, are measured at cost. The company does not currently hold any financial derivatives.

15. Investment in Related Parties:

Investments in related parties are accounted for at cost and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

16. Taxation:

The financial statements do not reflect any income tax expenses as the company's operations have not generated taxable income up to this point.

17. Impairment Assessments: Assessing the recoverability of accounts receivable and investments in related parties may involve estimates regarding the likelihood of collection.

18. Impact of Estimates on Financial Statements:

Variations in estimates can lead to significant differences in reported income, asset values, and expenses, which could impact financial ratios and decision-making processes for management and stakeholders.

PARAGON SQUARE INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD ENDED SEPTEMBER 30, 2024

19. Bank Account Creation

Novo Bank Account:

The Novo Bank account was created on 1st March 2024 as part of the company's banking setup. Novo is an operational account, serving as one of the primary bank accounts for managing company funds and transactions. Given its creation date in early March, it reflects limited operational cash flow by the end of September 2024.

As of 30th September 2024, the combined balance in Novo and Mercury accounts amounted to $43.09. This balance reflects minimal liquidity, likely due to the company's early stage of operations, where revenue generation has not yet commenced, and expenses have been incurred against loans and equity investments.

Mercury Bank Account:

The Mercury bank account was established on 1st February 2024, a month prior to the Novo account. This account, like Novo, is used for the company's financial activities, reflecting the cash at bank as part of the company's current assets. The establishment of the Mercury account suggests that the company began its banking arrangements before it fully engaged in its core business activities, and the limited balance indicates that significant inflows or revenue have not yet occurred.

As of 30th September 2024, the combined balance in the Mercury and Novo bank accounts stood at $43.09. This reflects limited operational cash flow during the early stages of the company's operations.

The creation of both the Novo and Mercury bank accounts demonstrates that the company took steps to ensure its financial infrastructure was in place to manage potential future revenues, expenses, and loan proceeds. However, the minimal cash balance suggests either a delay in business operations or significant cash outflows without corresponding inflows at this early stage.

20. Issuance of Common Stock

Common Stock Issuance:

The company issued Common Stock with an authorized value totaling 4,000,000 shares. The stock issuance occurred in tranches:

- 1,200,000 Shares issued
- 100,000 Shares issued
- 500,000 Shares issued
- 2,000,000 Shares issued
- 200,000 Shares issued